Exhibit 1

For Immediate Release	9 March 2010

ANNOUNCEMENT
WPP plc ("WPP")

WPP was notified yesterday of changes in the share ownership of executive directors of the company pursuant to the exercise and satisfaction of awards under the 2004 Leadership Equity Acquisition Plan ("LEAP") granted in 2005.  The ability to exercise these awards depended on the satisfaction of a number of conditions including the relative performance of WPP against key competitors between 2005 and 31 December 2009 and the requirement to retain shares in WPP during the same period.

WPP was also notified yesterday of changes in the share ownership of executive directors of the company pursuant to the vesting of the 2007 Executive Share Awards ("ESA") granted in 2008.

On 6th March 2010, Sir Martin Sorrell became entitled to receive 160,433 shares pursuant to his ESA granted in 2008.

On 8th March 2010 (but subject to the deferral noted below), Sir Martin Sorrell became entitled to receive 562,245 shares pursuant to the award granted under LEAP in 2005.  Sir Martin has deferred the receipt of these shares following the approval to do so granted by WPP’s Share Owners at their Annual General Meeting held on 24 June 2008.  Sir Martin is entitled to exercise his option to receive these shares at any time until 30 November 2012.

On 8th March 2010, Sir Martin Sorrell sold 122,536 shares in order to fund taxes.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 17,005,484 shares (inclusive of the shares acquired pursuant to the awards granted under LEAP in 2004 and 2005, receipt of both having been deferred) representing 1.356% of the issued share capital of WPP.

On 6th March 2010, Mr Paul Richardson became entitled to receive 102,879 shares pursuant to his ESA granted in 2008. On 8th March 2010, Mr Richardson exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2005 in relation to 224,899 shares.  On 8th March 2010, Mr Richardson sold 164,219 shares in order to fund taxes.

At today’s date, Mr Richardson's beneficial holding is 494,466 shares, representing 0.039% of WPP's issued share capital.

On 6th March 2010, Mr Mark Read became entitled to receive 46,252 shares pursuant to his ESA granted in 2008.  On 8th March 2010, Mr Read exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2005 in relation to 25,425 shares.  On 8th March 2010, Mr Read sold 56,698 shares in order to fund taxes and other current cash requirements.

At today’s date, Mr Read's beneficial holding is 94,251 shares, representing 0.008% of WPP's issued share capital.

END